Exhibit 99.1
The9 Limited Announces the Adoption of a Shareholder Rights Plan
Shanghai, China, January 8, 2009 — The9 Limited (NASDAQ: NCTY) (“The9”), a leading online game operator and developer in China, today announced that its Board of Directors has adopted a shareholder rights plan. The rights plan is designed to protect the best interests of The9 and its shareholders.
One right will be distributed with respect to each ordinary share of The9 outstanding at the close of business on January 22, 2009. Initially, the rights will be attached to the certificates representing outstanding ordinary shares, and no separate rights certificates will be distributed. The rights will become exercisable only if a person or group (the “Acquiring Person”) obtains ownership of 15% or more of The9’s voting securities (including by acquisition of The9’s American Depositary Shares representing ordinary shares) (a “Triggering Event”), subject to certain exceptions. In the case of a Triggering Event, The9’s rights plan entitles shareholders other than the Acquiring Person to purchase, for the exercise price set forth in the rights plan, a number of shares with a value twice that of the exercise price. The rights plan will continue in effect until January 8, 2019, unless the plan is terminated by The9 or the rights are redeemed by The9 before the plan expires.
About The9 Limited
The9 Limited is a leading online game operator and developer in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game market. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU®, Blizzard Entertainment®’s World of Warcraft®, Soul of The Ultimate NationTM, Granado Espada, and its first proprietary MMORPG, Joyful Journey WestTM, in mainland China. It has also obtained exclusive licenses to operate additional MMORPGs and advanced casual games in mainland China, including EA SPORTSTM FIFA Online 2, Audition 2, Atlantica, Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, HuxleyTM and Field of Honor. In addition, The9 is also developing various proprietary games, including Warriors of Fate OnlineTM and others.
For further information, please contact:
Ms. Phyllis Sai
Senior Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com
Website: http://www.corp.the9.com/